Mail Stop 3561

      March 23, 2006

Mr. David LaDuke, President
Sputnik, Inc.
650 Townsend Street, Suite 320
San Francisco, CA 94103

      Re:	Sputnik, Inc.
   Amendment No. 6 to Registration Statement on
   Form SB-2
      Filed March 3, 2006
		File No. 333-126158

Dear Mr. LaDuke:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

1. Please include a brief discussion of any private placements conducted by the company during the periods presented in the financial statements.

Liquidity and Capital Resources, page 27

2. On page 28, please explain the legal debt to DLA Piper Rudnick
Gray Cary LLC.

Executive Compensation, page 32

3. Please update the first paragraph.

4. Please discuss any compensation arrangements between the company and Mr. LaDuke for the current fiscal year.

December 31, 2005 Financial Statements

Statements of Operations, page 36

5. Your disclosure indicates you had non-cash compensation of
$6,500
for the year ended December 31, 2005; however your statements of stockholders` equity (deficit) indicates $21,550 as shares issued for services. Please revise to clarify where the difference ($15,050) is reported (for example, cost of goods sold including non-cash compensation of $15,050). Please advise and revise.

Statements of Stockholders` Equity (Deficit), page 37

6. We noted from your disclosure on page 47 (Item 26. Recent Sales of Unregistered Securities) that you issued 810,000 shares of common stock in a private offering in 2005. Please revise to disaggregate this transaction from the shares that were issued for the stock payable. In this regard, revise Note 6 (Equity, page 42) to provide a discussion of this transaction.

Statements of Cash Flows, page 38

7. We noted several instances where your current presentation is not consistent GAAP (specifically SFAS 95). Please revise to accurately reflect the following items:
* It appears that the issuance of stock for services (i.e. adjustments to reconcile net income to net cash provided by operating activities) should be $21,550 and $682,385 for 2005 and 2004, respectively, considering those amounts appear to represent non-cash compensation charges that were reported in your statement of operations. Please advise or revise.
* It appears the change in stock payable (i.e. the amount shown in changes in working capital) should be excluded from operating activities, considering this was a non-cash transaction in a working capital account. Please revise to present this activity as a supplemental disclosure of non-cash financing activities.
* It appears that common stock (in cash flows from financing activities) should be $81,000 for the year ended December 31, 2005;
representing the value of the common shares issued in your 2005 private offering. Please advise or revise.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 39

8. We have read your response to comment 8 and it does not appear to address our comment as it was issued in the letter dated February 10,
2006 and previous comment letters. Your response indicates that each of the components you sell is recognized individually; however, it appears to us that the components sold are part of a bundled package.
It does not appear that your revenue recognition policy is being recorded in accordance with GAAP (i.e. SOP 97-2, specifically paragraphs (9) through (14) and paragraph (31)). Accordingly, you should revise your financial statements and revenue recognition policy to be consistent with GAAP.

Allowance for Doubtful Accounts, page 39

9. We have reviewed your response to comment 9 and it appears that historically your refunds range from 3 to 4% related to the 30 day money back guarantee; however, your policy is is to record these refunds once they reach a threshold of 5%. Please provide a detailed response addressing how you have assessed that this quantitative threshold range meets the requirements of assessing materiality under
SAB No. 99.  Please advise and revise.

10. In addition, please revise your revenue recognition policy to clearly disclose your policy for refunds (i.e. threshold of 5%).
Please be sure to clarify if your 5% threshold relates to refunds that meet and exceed 5% of revenue or 5% of income from operations, etc.; your response is not clear to this matter.

11. We have reviewed your response to comment 10 and it does not appear to address our comment as it was issued. It appears that your accounting treatment for money back guarantees (i.e. a component of bad debt expense) is inconsistent with GAAP. Your provision for money back guarantees should be recorded as a reduction to revenue (see SFAS 48, paragraph 7). Please revise.

Note 6 - Equity, page 42

12. Please revise to include a discussion of the 150,500 shares of common stock that were issued in April 2005 to seven individuals in consideration for consulting services provided, as disclosed on page
47 (Item 26.  Recent Sales of Unregistered Securities).

Item 26. Recent Sales of Unregistered Securities

13. In regards to the 65,000 shares of stock that were issued to two consultants in December 2005, please disclose the date in which the securities were sold to the consultants. See Item 701 of Regulation
S-B.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Don Rinehart who supervised the review of your filing at (202) 551-3235 with any other questions.

								Sincerely,



								John Reynolds
      Assistant Director

cc:	Michael Williams
	Fax (813) 832-5284

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David LaDuke
Sputnik, Inc.
March 23, 2006
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